Exhibit 99.3

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF QUHUO LIMITED (Continued and to be signed on the reverse side) 1.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF QUHUO LIMITED February 19, 2024 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on February 12, 2024. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. 4. Election of the board of directors. O Mikhail Borisovich Vasiliev __________ O Nikolay Arkadievich Geller __________ O Timur Rafkatovich Goryayev __________ O Roman Kasimovich Ishbulatov __________ O Johan Grietsen Hendrik Vreeman __________ O Jochan Ralf Wermuth __________ O Christophe Clave __________ O Alexander Yurievich Petrov __________ O Reinhold Schlensok __________ O Elena Nititichna Suslova __________ FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) NOMINEES: Resolutions presented for consideration by the Annual General Meeting of Shareholders on February 19, 2024. THE BOARD RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. ------------------ ---------------- 021924 INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ( ) To cumulate your vote for one or more of the above nominee(s), write the manner in which such votes shall be cumulated in the space to the right of the nominee(s) name(s). If you are cumulating your vote, do not mark the circle. 1. As an ordinary resolution, to ratify the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023. 2. As an ordinary resolution that the Company’s authorized share capital be increased from US$50,000 divided into 500,000,000 shares comprising of (i) 300,000,000 Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), (ii) 6,296,630 shares as Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), and (iii) 193,703,370 shares of such class (or classes) as the board of directors of the Company (the “Board”) may determine in accordance with the Company’s memorandum and articles of association (“Undesignated Shares”) to US$500,000 divided into 5,000,000,000 shares comprising of (i) 3,000,000,000 Class A Ordinary Shares, (ii) 6,296,630 Class B Ordinary Shares, and (iii) 1,993,703,370 Undesignated Shares, by the creation of 2,700,000,000 Class A Ordinary Shares and 1,800,000,000 Undesignated Shares (the “Increase of Authorized Share Capital”). 3. As a special resolution that the voting power of the Class B Ordinary Shares be varied and increased such that each Class B Ordinary Share shall entitle the holder thereof to four hundred and eighty (480) votes on all matters subject to vote at general meetings of the Company (the “Change of Voting Power”). 4. As a special resolution that the Third Amended and Restated Memorandum and Articles of Association (“Third M&AA”), which is attached as Annex A to the proxy statement accompanying this notice, be and hereby is approved and adopted with immediate effect in substitution for and to the exclusion of the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect, which, among others, incorporates the Increase of Authorized Share Capital and the Change of Voting Power. FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN